Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Held Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to the market that it has signed, jointly with its Banco Itaú Chile (“BIC”) subsidiary, a transaction agreement with CorpBanca (“CorpBanca”) and its controlling shareholders (“Corp Group”) establishing the terms and conditions for the merger of the operations of BIC and CorpBanca in Chile and in other jurisdictions where CorpBanca operates.

Itaú Unibanco’s strategy. This agreement represents an important step in the internationalization of Itaú Unibanco and in its drive to become a leading bank in Latin America. With the conclusion of the agreement, Itaú Unibanco moves up from 7th (seventh) to 4th (fourth) place in the ranking of the largest banks in Chile in terms of loans as well as representing its entry into the Colombian financial retail market through Banco CorpBanca Colômbia S.A. (“CorpBanca Colombia”) and Helm Bank S.A. (“Helm Bank”). Currently, these controlling shareholders of CorpBanca in Colombia - making up the 5th (fifth) largest indigenous bank in terms of loan portfolio - are in the process of merging, a process which is pending regulatory approval. As a result of this agreement, Itaú Unibanco and Corp Group will establish a platform for growth and identification of new business opportunities in Chile, Colombia, Peru and in Central America.

Conclusion of the operation. The operation will be concluded through (i) an increase in the capital of BIC in the amount of US$ 652 million by Itaú Unibanco or one of its subsidiaries, (ii) incorporation of BIC by CorpBanca, with the cancelation of shares of BIC and the issue of new shares by CorpBanca in the estimated proportion of 85,420.07 shares of CorpBanca to each 1 share of BIC, to be approved at a shareholders meeting of CorpBanca with a favorable vote of 2/3 (two-thirds) of the shares issued by CorpBanca, such that the stakes in the bank resulting from the incorporation (to be denominated “Itaú CorpBanca”) shall be 33.58% for Itaú Unibanco  and 32.92% for Corp Group, and (iii) the subsequent integration of Itaú BBA Colômbia, S.A. into the operations of Itaú CorpBanca or one if its subsidiaries.

Brand. Itaú CorpBanca will operate in Chile as well as in other countries in which it carries on its business under the “Itaú” brand name, one of the most valuable in Latin America according to Interbrand consultancy.

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Governance. Itaú CorpBanca shall be controlled by Itaú Unibanco, which shall sign a shareholders’ agreement with Corp Group upon the finalization of the operation. This agreement shall give Itaú Unibanco and Corp Group the right to nominate members of the board of directors of Itaú CorpBanca  in accordance with their respective stakes in the capital stock, this shareholder bloc having the powers to elect the  majority of the members of the board of directors and Itaú Unibanco having the right to elect the majority of these members. The chairmen of the boards of directors of Itaú CorpBanca and its subsidiaries shall be nominated by  Corp Group and its vice chairmen by Itaú Unibanco. The executives of Itaú CorpBanca and its subsidiaries will be proposed by Itaú Unibanco and ratified by the board of directors of Itaú CorpBanca. The shareholders’ agreement also provides for the right of Corp Group jointly with Itaú Unibanco to approve certain strategic matters pertaining to Itaú CorpBanca and shall also contain provisions on the transfer of shares between Itaú Unibanco and Corp Group as well as to third parties.

Value creation. Itaú CorpBanca will enjoy the benefit of the quality of BIC’s assets and operations. The operation will create value for Itaú Unibanco’s shareholders with important economies of scale once the synergies resulting from the merger of the two banks have been effectively captured. Such synergies will arise from the rationalization of the organizational structures, the significant reduction in funding costs and the implementation of cross-selling strategies from a broader customer base. Itaú CorpBanca will be one of the strongest financial institutions with US$ 45 billion in assets and US$ 34 billion in loans. Itaú Corpbanca will offer its clients a broad and innovative range of financial products and services through a substantial branch network in Chile (217) and in Colombia (172), thus maintaining the quality of customer service which characterizes both merging banks.

Effect on the results. The operation is not expected to have any material accounting impact on the results of Itaú Unibanco, which will consolidate Itaú CorpBanca in its financial statements.

Conditions for conclusion. The conclusion of the operation is subject to compliance with certain conditions precedent including the aforementioned approval  by CorpBanca’s shareholders’ meeting and regulatory approvals in Brazil, Chile and Colombia, as well as other jurisdictions in which CorpBanca carries on business.

With this operation, Itaú Unibanco wishes to reiterate its commitment to long-term shareholder value and to the continuation of  its internationalization process through the ongoing analysis of opportunities for growth in Latin America.

São Paulo (SP), January 29, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Director